SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Royce Global Value Trust, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

745 Fifth Avenue
New York, NY 10151

Telephone Number (including area code):

(212) 508-4500

Name and Address of Agent for Service of Process:

John E. Denneen, Esq.
Royce & Associates, LLC
745 Fifth Avenue
New York, NY 10151

Copies to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Ave.
New York, New York 10019-6018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	X No

ITEM 1. EXACT NAME OF REGISTRANT.

The name of the Registrant is "Royce GlobalValue Trust, Inc."

ITEM 2. INCORPORATION OF REGISTRANT.

Registrant was organized under the laws of the State of Maryland on February 14, 2011.

ITEM 3. FORM OF ORGANIZATION.

Registrant was organized as a corporation.

ITEM 4. CLASSIFICATION OF REGISTRANT.

Registrant is classified as a management investment company.

ITEM 5. MANAGEMENT COMPANIES.

Registrant is an "closed-end," "diversified" management investment company.

ITEM 6. INVESTMENT ADVISER.

Registrant's investment adviser is Royce & Associates, LLC, 745 Fifth Avenue, New York, NY 10151.

ITEM 7. DIRECTORS AND OFFICERS.

The directors and officers of Registrant are as follows:

Name and Address Position with the Fund

Charles M. Royce Director and President
745 Fifth Avenue
New York, NY 10151

Mark R. Fetting Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

Patricia W. Chadwick Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

Richard M. Galkin Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

Name and Address Position with the Fund

Stephen L. Isaacs Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

Arthur S. Mehlman Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

David L. Meister Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

G. Peter O'Brien Director
c/o Royce Global Value Trust, Inc.
745 Fifth Avenue
New York, NY 10151

John D. Diederich Vice President and Treasurer
745 Fifth Avenue
New York, NY 10151

Jack E. Fockler, Jr. Vice President
745 Fifth Avenue
New York, NY 10151

W. Whitney George Vice President
745 Fifth Avenue
New York, NY 10151

Daniel A. O'Byrne Vice President and Assistant Secretary
745 Fifth Avenue
New York, NY 10151

John E. Denneen Secretary and Chief Legal Officer
745 Fifth Avenue
New York, NY 10151

Lisa Curcio Chief Compliance Officer
745 Fifth Avenue
New York, NY 10151

ITEM 8. UNINCORPORATED INVESTMENT COMPANIES.

Not applicable.

ITEM 9. SHARE ISSUANCE.

(a) Registrant is not currently issuing and offering its shares directly to the public.

(b) Not applicable.

(c) Registrant presently proposes to make a public offering of its shares of common stock ("Registrant Common Stock") in connection with a transaction whereby Royce Value Trust, Inc. ("Value Trust") will contribute a portion of Value Trust's assets to Registrant, and to distribute to common stockholders of Value Trust, in the form of a dividend, shares of Registrant Common Stock, to be approved by the holders of Value Trust common stock and holders of Value Trust 5.90% cumulative preferred stock, voting together as a single class.

(d) Registrant does not have any shares currently issued and outstanding.

(e) Not applicable.

ITEM 10. VALUE OF ASSETS.

Registrant currently has no assets.

ITEM 11. SMALL BUSINESS INVESTMENT COMPANY.

Registrant has not applied and does not intend to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

ITEM 12. PERIODIC REPORTS.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York, on the 10th day of March, 2011.

ROYCE GLOBAL VALUE TRUST, INC.
By /s/ Charles M. Royce Charles M. Royce President
Attest:
By /s/ John E. Denneen
John E. Denneen
Secretary